Exhibit 99.1
Descartes Acquires Peoplevox
Strengthens Ecommerce Fulfilment and Warehouse Management Capabilities on the Global Logistics Network

WATERLOO, Ontario, February 24, 2020 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired Peoplevox, a leading provider of cloud-based ecommerce warehouse management solutions (“eWMS”).

Headquartered in the UK, Peoplevox serves direct-to-consumer ecommerce customers around the world. Peoplevox’s web-based eWMS and ecommerce fulfilment solutions help customers seamlessly connect to webshop front ends, translate order information into a mobile-driven pick and pack process within the warehouse and then feed parcel delivery systems for shipment execution. The company’s customers include direct-to-consumer brands, ecommerce retailers and traditional retailers with physical stores looking to enhance their online presence to meet the need for omni-channel deliveries to consumers.

“Successful ecommerce supply chains require flexible fulfilment systems that can scale up and down during peak periods, while maintaining connections with a complex ecosystem of sales and delivery channels,” said Jonathan Bellwood, founder of Peoplevox and now VP Industry Solutions at Descartes. “Our web-based eWMS was built with this ecosystem in mind. It helps customers turn fulfilment into a competitive advantage.  By combining with Descartes, we see an opportunity to extend our market reach and integrate with complementary technologies to manage the full lifecycle of domestic and cross-border ecommerce shipments.”

“Like our investments in Oz, pixi and ShipRush, Peoplevox adds density and domain expertise to what is an increasingly important area of our business – ecommerce,” said Edward Ryan, Descartes’ CEO. “We’re thrilled that Peoplevox is joining Descartes to help us better serve businesses looking to enhance their direct-to-consumer fulfilment performance. We welcome Peoplevox employees, customers and partners to the Descartes community.”

Peoplevox is headquartered in London, England. Descartes acquired Peoplevox for GBP 18.9 million (approximately US $24.5 million), net of cash acquired, satisfied from cash on hand and Descartes’ existing line of credit.

About Descartes Systems Group
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Global Media Contact
Mavi Silveira

The Descartes Systems Group Inc.  | TSX: DSG  | NASDAQ: DSGX  |  120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada

Toll Free 800.419.8495  | Int‘l 519.746.8110  |  info@descartes.com  |  www.descartes.com

Tel: +1(800) 419-8495 ext. 202416
msilveira@descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of Peoplevox and its solution offerings; the potential to provide customers with eWMS and ecommerce fulfilment solutions; other potential benefits derived from the acquisition and Peoplevox’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc.  | TSX: DSG  | NASDAQ: DSGX  |  120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada

Toll Free 800.419.8495  | Int‘l 519.746.8110  |  info@descartes.com  |  www.descartes.com